UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated April 30, 2010.

Exhibit 99.1

Announcement of filing of its 2009 Annual Report Form 20-F

Golar announces that it has filed its Annual Report Form 20-F for the year ended December 31, 2009 with the Securities and Exchange Commission in the U.S.A.

The 2009 Annual Report Form 20-F can be downloaded from the link below.

April 30, 2010

The Board of Directors

Golar LNG Limited

Hamilton, Bermuda

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

2009 Annual Report Form 20-F: http://hugin.info/133076/R/1410479/363001.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: May 04, 2010	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer